BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: December 8, 2005

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Delivering Value...
From Assets, People & Projects
December 8, 2005 Important Information FORWARD LOOKING STATEMENTS
Certain information included in this presentation, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ADDITIONAL DISCLOSURE
On November 10, 2005, Barrick filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Barrick’s media or investor relations departments.

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Barrick Gold Corporation
Company Overview
Large, liquid blue-chip gold producer
Component of seven globally-recognized indices
3 new mines built in 2005
14 operating mines and 3 development projects:
7 countries on 4 continents
2004A production: 5.0 Moz@ $212/oz (1)
2005E production: 5.4-5.5 Moz@ about $225/oz (1)(2)
Strong Q3 2005 earnings
New mines delivering results (1) refer to final slide point #1
(2) refer to final slide point #2

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Gold Breaks Through $500
US$  per ounce

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Gold Increasing in Multiple Currencies
Indexed to beginning of 2005

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Strong Gold Market Fundamentals
Supply
Mine production flat to declining
Few major discoveries
Lack of exploration spending in 1998 to 2002 has impacted industry growth
Central Bank sales are within Washington Accord limits
Demand
Strong jewellerydemand
Combined gold holdings of Exchange Traded Funds increasing
Producer de-hedging continues
Outlook for gold remains strong

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Challenges and Opportunities
Industry Challenges
Lack of new discoveries
Long lead time to develop new mines (can be 7 to 10 years)
Permitting projects can be difficult
Rising operating / capital costs
Financing large project capital costs can be difficult
Barrick has been responding to these challenges
Building mines in a rising gold price environment
Project pipeline for future opportunities
Corporate Social Responsibility: a fundamental commitment
Lowest cash costs of the Senior producers
Barrick newest mines have been built without equity dilution

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Barrick’s Offer for Placer Dome Offer Price $2.65 per share in cash and 0.6562 Barrick shares (assuming full pro ration) Premium Offer 27% to Placer’s ten day average price(1) 36% to Placer’s 6 month average price(1) Structure Expires December 20, 2005(2) Minimum 2/3 tender condition Sale of Assets Goldcorp agreement to buy Placer Dome’s Canadian assets, La Coipa, and 40% of Pueblo Viejo for approximately $1.35 billion in cash (1) Average based on trading prior to Barrick’s bid on October 31 (2) Unless extended or withdrawn All amounts in US dollars

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Barrick’s Track Record of Delivering Results
Best performing senior gold stock in 2004, 2005 (to Oct 28)
Met our original guidance for production and cash costs in 2003 and 2004 and expect to do the same in 2005
Made the gold industry’s largest greenfieldsdiscovery in last ten years — Lagunas Norte
Permitted, financed and built 9 projects in last decade
Has not issued equity since 1991 for project development
Strongest balance sheet in the gold industry
Established Regional Business Units to efficiently manage operations

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Acquisition Highlights
Creates value for Barrick and Placer Dome shareholders
Strength, breadth and scale to capitalize on industry opportunities
Accretive to NAV, and to earnings per share and cash flow per share
Increases gold reserves, resources and production per Barrick share
Consolidates gold industry’s unrivalled suite of projects and prospective exploration properties
Financial strength and proven development capabilities
Anticipated transaction synergies of approximately $240 million(*) per year identified to date (*) Includes $200 million by Barrick and $40 million by Goldcorp

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Value Creation for Shareholders

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Value Creation for Shareholders Unrivalled pipeline of projects 2005
Veladero
Lagunas Norte
Tulawaka 2006
Cowal 2007
East Archimedes 2008
Cortez Hills
Buzwagi 2009
Pascua-Lama
ABX Exploration Pipeline Beyond 2009
Cerro Casale*
Kabanga
DonlinCreek
Pueblo Viejo (*) Placer Dome announced agreement in principle to sell its interest to Arizona Star and Bema Gold

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Value Creation for Shareholders Barrick’s Development Expertise
1996 Meikle Mine
1998 Pierina Mine
2000 Goldstrike Roaster
2001 Bulyanhulu Mine
2005 Tulawaka Mine
2005 Lagunas Norte Mine
2005 Veladero Mine
2005 Goldstrike Power Plant
2006E Cowal Project Placer Dome
1997 MusselwhiteMine
2002 Getchell Mine

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Value Creation for Shareholders Increase in reserves, resources and production per share NAV(1) 15%
2005E Prod. (2,4) 12%
P&P Reserves(3,4) 22%
M+I Resources(3,4) 137% (1) Based on average of street estimates adjusted for synergies (2) Company estimates, adjusted for sale of assets to Goldcorp (3) Company 2004 Annual Reports, adjusted for 2005 updates and sale of assets to Goldcorp (4) Includes gold equivalent copper calculated at $450/oz. gold and $1.20/lb. copper

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Value Creation for Shareholders Financial strength to accelerate development Twelve months ended September 30, 2005 Billions of US dollars Barrick Placer Dome Pro Forma(1) Revenue 2.1 1.9 3.7 EBITDA(2) 0.7 0.4 1.0 Cash Position(3) 1.1 1.1 2.4 Net Debt(4) 0.7 0.2 0.7 Financial strength to develop gold projects on a global scale without equity dilution Pro forma market capitalization of $21.8 billion(5) Ability to manage and reduce hedge position effectively (1) Pro forma totals adjusted for assets to be sold to Goldcorp and assuming cash proceeds of $0.2 billion from the exercise of in-the-money stock options (2) Excludes writedowns on mining assets, equity in investees and cumulative effect of changes in accounting principles. (3) Includes restricted cash held by Placer Dome of $0.2 billion (4) Net debt excludes the impact of temporary financing for the $1.2billion cash component, which will be repaid on closing of the sale of assets to Goldcorp (5) Combined market capitalization of Barrick and Placer Dome based on October 28, 2005 closing prices

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Value Creation for Shareholders Annual estimated Barrick synergies of approximately $200 million Operations
Optimize and share mining and processing infrastructure in Nevada, Australia and Tanzania
Reduce energy costs and inventory levels through joint infrastructure
Exploration
Consolidate land position on most prospective belts
Prioritize exploration projects pipeline
Procurement
Generate savings from improved purchasing power
G&A
Eliminate duplication of offices and overheads in all regions
Finance and Tax
Realize jurisdictional tax synergies
Overall lower cost of capital
Additional $40 million per year with Goldcorp’s participation

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Value Creation for Shareholders
Significant exploration opportunities
2005 total exploration budget $120 million
Targeting reserve and resource additions at and near existing mines in 2005: $55M
Greenfield and district exploration budget in 2005: $65M
Focus on prospective districts
(Nevada / Frontera / Lake Victoria / Peru / Russia)
Consistent investment in exploration
Motivated, discovery-driven exploration team
Core strength of Barrick

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Nevada — Exploration Potential

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Tanzania —Exploration Potential

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Western Australia —Exploration Potential

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Chile / Argentina — Exploration Potential

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
Why Placer Dome shareholders should accept Barrick management’s track record of delivering results
Premium offer of 27% with a cash component
Unlock additional value from Placer Dome through:
Realization of proposed synergies
Permitting, financing and construction of Placer Dome’s projects by Barrick’s highly experienced team
Optimization of existing assets from Barrick’s Continuous Improvement Programs
Consolidate the gold industry’s unrivalled suite of projects and prospective exploration properties
Create a gold mining company with compelling value creation opportunities in the short, medium and long-term.

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
The Barrick Advantage Benefits of Barrick and Goldcorp transaction structure Execution timing —no shareholder votes required
All-Canadian bid —no Investment Canada approval
Strong partner in Goldcorp results in additional transaction synergies
Canadian bidder can implement tax-efficient asset sales and restructurings
Lower on-going tax rate for purchaser domiciled in Canada
Ability to manage and reduce hedge position effectively
Significant cash component in bid

BARRICK GOLD CORPORATION
Citigroup Gold Conference
New York — December 8, 2005
FOOTNOTES 1. Total cash costs per ounce is defined as costs of sales divided by ounces sold, and exclude amortization expense. The statistic for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs — see page 18 of the Management’s Discussion and Analysis accompanying the Company’s Third Quarter earnings release. Total cash costs per ounce exclude amortization — see page 20 of the Management’s Discussion and Analysis accompanying the Company’s Third Quarter earnings release. 2. The Company’s original guidance of $220-$230 per ounce restated for the impact of the new accounting policy for stripping costs and the inclusion of accretion expense.